UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32252 / September 6, 2016

_____

In the Matter of   :
                                                                            :
BLACKROCK FUNDS   :
BLACKROCK FUNDS II   :
BBIF GOVERNMENT SECURITIES FUND   :
BBIF MONEY FUND   :
BBIF TAX-EXEMPT FUND   :
BBIF TREASURY FUND   :
BIF GOVERNMENT SECURITIES FUND   :
BIF MONEY FUND   :
BIF MULTI-STATE MUNICIPAL SERIES TRUST   :
BIF TAX-EXEMPT FUND   :
BIF TREASURY FUND   :
BLACKROCK EMERGING MARKETS FUND, INC.   :
BLACKROCK FINANCIAL INSTITUTIONS SERIES TRUST   :
BLACKROCK INDEX FUNDS, INC.   :
BLACKROCK LARGE CAP SERIES FUNDS, INC.   :
BLACKROCK LATIN AMERICA FUND, INC.   :
BLACKROCK LIQUIDITY FUNDS   :
BLACKROCK MASTER LLC   :
BLACKROCK PACIFIC FUND, INC.   :
BLACKROCK SERIES, INC.   :
MASTER GOVERNMENT SECURITIES LLC   :
MASTER LARGE CAP SERIES LLC   :
MASTER MONEY LLC   :
MASTER TAX-EXEMPT LLC   :
MASTER TREASURY LLC   :
QUANTITATIVE MASTER SERIES LLC   :
READY ASSET GOVERNMENT LIQUIDITY FUND   :
READY ASSETS U.S.A. GOVERNMENT MONEY FUND   :
READY ASSETS U.S. TREASURY MONEY FUND   :
RETIREMENT SERIES TRUST   :
BLACKROCK ALLOCATION TARGET SHARES   :
BLACKROCK BALANCED CAPITAL FUND, INC.   :
BLACKROCK BASIC VALUE FUND, INC.   :
BLACKROCK BOND FUND, INC.   :
BLACKROCK CALIFORNIA MUNICIPAL SERIES TRUST   :
BLACKROCK CAPITAL APPRECIATION FUND, INC.   :
BLACKROCK CORI FUNDS   :
BLACKROCK EQUITY DIVIDEND FUND   :

BLACKROCK EUROFUND   :
BLACKROCK FOCUS GROWTH FUND, INC.   :
BLACKROCK GLOBAL ALLOCATION FUND, INC.   :
BLACKROCK GLOBAL SMALLCAP FUND, INC.   :
BLACKROCK LONG-HORIZON EQUITY FUND   :
BLACKROCK MID CAP VALUE OPPORTUNITIES SERIES, INC.   :
BLACKROCK MULTI-STATE MUNICIPAL SERIES TRUST   :
BLACKROCK MUNICIPAL BOND FUND, INC.   :
BLACKROCK MUNICIPAL SERIES TRUST   :
BLACKROCK NATURAL RESOURCES TRUST   :
BLACKROCK SERIES FUND, INC.   :
BLACKROCK STRATEGIC GLOBAL BOND FUND, INC.   :
BLACKROCK VALUE OPPORTUNITIES FUND, INC.   :
BLACKROCK VARIABLE SERIES FUNDS, INC.   :
FDP SERIES, INC.   :
MANAGED ACCOUNT SERIES   :
MASTER BOND LLC   :
MASTER FOCUS GROWTH LLC   :
MASTER VALUE OPPORTUNITIES LLC   :
     100 Bellevue Parkway   :
     Wilmington, DE 19809   :
                                                              :
BLACKROCK FUNDS III   :
MASTER INVESTMENT PORTFOLIO   :
     400 Howard Street   :
     San Francisco, CA 94105   :
                                                              :
FUNDS FOR INSTITUTIONS SERIES   :
MASTER INSTITUTIONAL MONEY MARKET LLC   :
     60 State Street   :
     Boston, MA 02109   :
                                                              :
BLACKROCK ADVISORS, LLC   :
     100 Bellevue Parkway   :
     Wilmington, DE 19809   :
                                                              :
BLACKROCK FUND ADVISORS   :
     400 Howard Street   :
     San Francisco, CA 94105   :
                                                              :
                                                              :
(812-14497)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN

EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT ARRANGEMENTS

Blackrock Funds; Blackrock Funds II; BBIF Government Securities Fund; BBIF Money Fund; BBIF Tax-Exempt Fund; BBIF Treasury Fund; BIF Government Securities Fund; BIF Money Fund; BIF Multi-State Municipal Series Trust; BIF Tax-Exempt Fund; BIF Treasury Fund; Blackrock Emerging Markets Fund, Inc.; Blackrock Financial Institutions Series Trust; Blackrock Index Funds, Inc.; Blackrock Large Cap Series Funds, Inc.; Blackrock Latin America Fund, Inc.; Blackrock Liquidity Funds; Blackrock Master LLC; Blackrock Pacific Fund, Inc.; Blackrock Series, Inc.; Master Government Securities LLC; Master Large Cap Series LLC; Master Money LLC; Master Tax-Exempt LLC; Master Treasury LLC; Quantitative Master Series LLC; Ready Asset Government Liquidity Fund; Ready Assets U.S.A. Government Money Fund; Ready Assets U.S. Treasury Money Fund; Retirement Series Trust; Blackrock Allocation Target Shares; Blackrock Balanced Capital Fund, Inc.; Blackrock Basic Value Fund, Inc.; Blackrock Bond Fund, Inc.; Blackrock California Municipal Series Trust; Blackrock Capital Appreciation Fund, Inc.; Blackrock Cori Funds; Blackrock Equity Dividend Fund; Blackrock Eurofund; Blackrock Focus Growth Fund, Inc.; Blackrock Global Allocation Fund, Inc.; Blackrock Global Smallcap Fund, Inc.; Blackrock Long-Horizon Equity Fund; Blackrock Mid Cap Value Opportunities Series, Inc.; Blackrock Multi-State Municipal Series Trust; Blackrock Municipal Bond Fund, Inc.; Blackrock Municipal Series Trust; Blackrock Natural Resources Trust; Blackrock Series Fund, Inc.; Blackrock Strategic Global Bond Fund, Inc.; Blackrock Value Opportunities Fund, Inc.; Blackrock Variable Series Funds, Inc.; FDP Series, Inc.; Managed Account Series; Master Bond LLC; Master Focus Growth LLC; Master Value Opportunities LLC; Blackrock Funds III; Master Investment Portfolio; Funds For Institutions Series; Master Institutional Money Market LLC; Blackrock Advisors, LLC and Blackrock Fund Advisors filed an application on June 26, 2015, and amendments to the application on November 20, 2015, May 13, 2016 and August 5, 2016. Applicants requested an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements. The order permits certain registered open-end management investment companies to participate in a joint lending and borrowing facility.

On August 8, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32209). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Blackrock Funds, et al. (File No. 812-14497),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary